

Mail Stop 7010

November 19, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Charles P. Cooley
Chief Financial Officer
The Lubrizol Corporation
29400 Lakeland Boulevard
Wickliffe, Ohio 44092

> RE: Form 10-K for the fiscal year ended December 31, 2007
>   Form 10-Q for the period ended September 30, 2008
>   File No. 1-5263

Dear Mr. Cooley:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Critical Accounting Policies

Accounting for Impairment of Goodwill and Intangible Assets

2. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill and intangible assets, please consider disclosing the following in future filings:
   - The reporting unit level at which you test goodwill for impairment and your basis for that determination;
   - You use a combination of a discounted cash flow analysis and terminal value model to determine the fair value of each reporting unit. Please expand your disclosures to include sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful in preparing the goodwill impairment analyses;
   - How you weight each of the methods used including the basis for that weighting;
   - A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
   - If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Financial Statements

Notes to the Financial Statements

Note 7 – Debt

3. You disclose that your credit facilities contain restrictive covenants and require compliance with financial ratios, including debt to consolidated EBITDA (as defined in the credit facilities) and consolidated EBITDA to interest expense. You also disclose that you are in compliance with all of your debt covenants. Please expand your disclosures in future filings to disclose the specific terms of the most stringent and/or material debt covenants in any of your debt agreements. Please include a tabular presentation of any significant required ratios as well as your actual ratios as of each reporting date. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

General

4. Please address the above comments in your interim filings as well.

Management's Discussion and Analysis

Capitalization, Liquidity and Credit Facilities

5. Your disclosures indicate that your primary sources of cash are cash flow from operations, borrowing capacity under your credit facilities, and the ability to obtain additional financing. Please further enhance your disclosures in future filings to discuss significant changes in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. In this regard, we note that cash flows from operations for the nine months ended September 30, 2008 were $182.7 million compared to $406.5 million for the nine months ended September 30, 2007. This represents a decrease of approximately 55% in cash flows from operations, which appears to be one of your primary sources of cash, during the nine months ended September 30, 2008 compared to the nine months ended September 30, 2007. When there are significant changes in the sources of cash, please advise how you determined that these sources will continue to be sufficient to meet your needs. In addition, please consider providing the following disclosures:
- Your basis for stating that you have the ability to obtain additional financing, including if you have obtained any firm commitments for additional financing; and
- Expected amounts of future spending on capital expenditures, including whether the expected amounts are related to growth or maintenance.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant